                                                                EXHIBIT 99(b)(3)

================================================================================
                    CABLE TV FUND 12 CABLE TELEVISION SYSTEM

                            ALBUQUERQUE, NEW MEXICO

              APPRAISAL OF NON-CURRENT ASSETS AS OF APRIL 30, 1997






                                 PREPARED FOR:
                             THE JONES GROUP, LTD.
                                 JUNE 20, 1997
                                            [LOGO OF BOND & PICARO APPEARS HERE]

================================================================================

                    CABLE TV FUND 12 CABLE TELEVISION SYSTEM

                            ALBUQUERQUE, NEW MEXICO

              APPRAISAL OF NON-CURRENT ASSETS AS OF APRIL 30, 1997


                               TABLE OF CONTENTS
                               -----------------

                                                                        Page
                                                                        ----

   Introduction                                                            1
     System Background                                                     1
     Industry Overview                                                     2

   Executive Summary                                                       7
     Valuation Method                                                      7
     Conclusion                                                           10

   Cable TV Fund 12 Cable Television System, Albuquerque, New Mexico
     System Background                                                    13
     Demographic Profile                                                  16
     Media Overview                                                       20
     Market Analysis                                                      21
     Discounted Cash Flow Analysis                                        26
     Comparable Sales Analysis                                            32

   Conclusion                                                             34

          Exhibits
          --------

   A.     Qualifications of James R. Bond, Jr., Julie A. Kroskin, and Tracy A.
          Hogan

                    CABLE TV FUND 12 CABLE TELEVISION SYSTEM

                            ALBUQUERQUE, NEW MEXICO

              APPRAISAL OF NON-CURRENT ASSETS AS OF APRIL 30, 1997


                                  INTRODUCTION
                                  ------------

      Bond & Pecaro, Inc. has been retained to determine the fair market value of the non-current assets of the Cable TV Fund 12 cable television system in Albuquerque, New Mexico, ("the Albuquerque System") as of April 30, 1997. Among these assets were towers, electronic equipment, office equipment, vehicles, a cable television distribution plant, cable television franchises, and a cable television subscriber base.

SYSTEM BACKGROUND
-----------------

    The Albuquerque System serves the City of Albuquerque; the Villages of Corrales, Bosque Farms, Los Ranchos de Albuquerque, North Valley, Paradise Hills, Peralta, South Valley, and Taylor Ranch; the Town of Bernalillo; unincorporated portions of the Counties of Bernalillo, Sandoval, and Valencia; and the Kirkland Air Force Base. Most of the system's cable distribution plant operates at 450 mHz with a capacity of up to 63 channels. There were two vacant channels available for use as of April 30, 1997.

    The system is approximately 25% addressable and provides impulse pay-per-view services to subscribers. The system has approximately 1,604 miles of underground cable distribution plant and 1,035 miles of aerial cable plant. Approximately 233,798 homes are passed by the system's cable distribution plant.

    As of April 30, 1997, the system had 112,603 basic subscribers, representing a basic subscriber penetration of 48.2%. The system had 60,912 pay subscriptions as of April 30, 1997, yielding a pay to basic ratio of 54.1%.

    The Albuquerque System operates under the provisions of 10 cable television franchises. The terms of each of the franchises are as follows:

                                                                  Expiration
    Franchise                                                        Date
    ---------                                                     ----------
  City of Albuquerque                                               09/01/99
  Village of Corrales                                               04/21/06
  Village of Bosque Farms                                           09/13/99
  Village of Los Ranchos de Albuquerque                             05/14/11
  Town of Bernalillo                                                08/17/01
  Bernalillo County                                                 08/05/11
  Sandoval County                                                   03/03/02
  Valencia County                                                   01/21/00
  Kirkland Air Force Base                                           08/28/99

INDUSTRY OVERVIEW
-----------------

    The cable television industry developed in the late 1940s in order to provide television service to communities in rural Pennsylvania that were too isolated to receive over-the-air broadcasts. Since that time, the industry has grown and diversified to provide a broad range of educational, entertainment, cultural, and sports programming to large urban areas and rural communities alike.

    According to Broadcasting & Cable Yearbook 1997, the cable industry in the
                 ----------------------------------
United States consists of approximately 11,800 operating systems serving over 34,000 communities throughout the United States. Approximately 100 additional cable television franchises have been approved but have yet to be constructed.

    Each system has been granted a franchise by its local municipal government. Franchises are awarded competitively, and the winning bidder must generally provide guarantees that expensive investments in local employment, local programming, and system technical design will be made.

    The construction of a cable television system is extremely capital intensive. The cost of installing aerial cable often comprises the single largest investment made by a cable television system operator. Underground cable television installation is even more expensive, when considered on a per-mile basis. Additionally, investments must be made in headend facilities, satellite receiving equipment, office facilities, and subscriber equipment such as converter units, that ultimately deliver cable television service to households.

    Numerous changes have occurred in the development of cable television technology. Original systems used vacuum tube electronics and provided only a few off-air channels to subscribers. By contrast, modern systems are capable of providing over 100 channels of service, including satellite signals and locally originated programs. These systems use solid state amplifiers and addressable converter equipment to control subscriber service levels.

    Cable television systems provide entertainment, news, music, and other forms of programming to the public. The cable operator must pay a fee, usually calculated on a per-subscriber basis, to program suppliers. These fees may either be determined on a fixed basis or calculated as a percentage of system revenues.

    In order to cover the costs of operation, systems sell "basic" services such as local television signals, local origination programs, and some satellite services for a fixed monthly fee to all subscribers. Customers also have the option to subscribe to additional "premium" or "pay" services, such as Home Box Office and Showtime, which offer movies, sports, entertainment, and cultural programming.

    In some cases, cable systems generate additional revenues by selling advertising time to local and national businesses, government agencies, and political organizations which seek to deliver information to the general public.

    Given the substantial fixed costs resulting from the capital requirements of the business, as well as high programming costs, cable operators seek to maximize system penetration. Two types of system penetration are of paramount importance in the industry.

    The first is basic penetration, which is a measure of the number of homes subscribing to cable television as a proportion of the homes which are passed by cable; if 400 homes subscribed to cable service in a community of 1,000 homes, basic penetration would be 40%.

    The second important measure is pay penetration, which gauges the popularity of pay services among those households which subscribe to basic cable service. If each of the 400 cable households in the example subscribed to two pay services, pay penetration would be 200%. Approximately 67% of all households in the United States are currently served by cable television.

    The linkage between basic penetration, pay penetration, and customer development is fundamental to the cable industry. Operators constantly seek to provide programming and services that will develop the widest appeal among local households. The more effectively the cable operator is able to meet the preferences of the public, the larger the system's subscriber base will be.
This relationship between subscribers and revenues is axiomatic in the cable industry and is the primary determinant of success or failure among system operators.

    The cable industry has become increasingly competitive in recent years. Overall financial performance of the industry has fallen short of expectations that were developed in the early 1980s, when a large number of cable television facilities were constructed. Traditional broadcast stations continue to be the mainstay of television viewing in the United States. In recent years, the FCC has issued many additional licenses for new independent television stations throughout the country. Moreover, cable operators have come under increasing competitive pressure from videocassette rental outlets, satellite program services, and other competing technologies.

    In order to build the largest possible subscriber base, systems invest heavily in tangible assets, such as distribution equipment and satellite equipment, and intangible assets such as marketing systems and programming agreements. Similarly, investments in equipment and intangible assets, such as managerial talent, may be oriented toward controlling costs and increasing profitability.

    It is in this marketplace, one defined by heavy capital investment, the relationship between subscriber base size and revenues, and increasing competition, that the Albuquerque System operates.

    To inspect the physical plant and gather relevant financial and market data necessary for the appraisal, James R. Bond, Jr. of the firm visited the offices and technical facilities of the system in Albuquerque on May 15 and 16, 1997.

    In performing this analysis, various sources were employed.    These include

1997 Broadcasting & Cable Yearbook;  1997 Television and Cable Factbook; Market
----------------------------------   ----------------------------------
Statistics Demographics USA 1996, County Edition;  the National Association of
           -------------------------------------
Broadcasters and Bond & Pecaro, Inc. The Television Industry:  1997 Television
                                     -----------------------------------------
Market-by-Market Review; Paul Kagan Associates Cable TV Investor; other industry
-----------------------                        -----------------
publications; internal financial statements and reports provided by the Albuquerque System; and financial information and projections supplied by The Jones Group, Ltd. Additionally, the appraiser relied upon information furnished by system management relative to the age, condition, and adequacy of the system's physical plant. These materials are assumed to be accurate with respect to factual matters.

                    CABLE TV FUND 12 CABLE TELEVISION SYSTEM

                            ALBUQUERQUE, NEW MEXICO

              APPRAISAL OF NON-CURRENT ASSETS AS OF APRIL 30, 1997

                               EXECUTIVE SUMMARY
                               -----------------

     An analysis to determine the fair market value of the non-current assets of the Albuquerque System has been made. Fair market value is defined as the price in cash or cash equivalents that would be paid by a willing buyer to a willing seller in an arm's length transaction in which neither party acts under any compulsion to buy or sell. The effective date of this analysis is April 30, 1997.

VALUATION METHOD
----------------

     In order to determine the fair market value of the non-current assets of the Albuquerque System, a discounted cash flow projection was developed. This income approach measures the expected economic benefits these assets bring to their holder. The fair market value of the assets of the system may therefore be expressed by discounting these future benefits.

     It is generally accepted that the value of a telecommunications business lies in the fact that it is a "going concern." That is, its value reflects the revenues and, ultimately, the after-tax cash flow that the business may reasonably be expected to generate over a period of years. The potential resale value of the business at the end of that period is also an important factor in the valuation of such properties. A number of factors contribute to going concern value, including the formation of a business plan; the construction of the system headend facility; the development of a functional general, administrative, and technical organization; establishment of a sales and marketing organization; and the coordination of all of these functions into a well defined and efficient operating organization.

     The market, or comparable sales, approach provides a useful means by which assumptions made in the development of the discounted cash flow analysis can be tested against marketplace transactions.

     The discounted cash flow model incorporates variables such as capital expenditures, homes passed by the system, basic penetration, pay penetration, system revenue projections, anticipated system operating expenses and profits, and various discount rates. The variables used in the analysis reflect historical system and market growth trends as well as anticipated system performance and market conditions.

     The capital expenditures provision reflects the amount of investment required to expand and maintain a competitive cable television business in the Albuquerque, New Mexico area.

     The discounted cash flow projection period of ten years was judged to be an appropriate time horizon for the analysis. Cable operators and investors typically expect to recover their investments within a ten year period. It is over this period that projections regarding market demographics, system basic and pay penetration, and operating profit margins can be made with the highest degree of accuracy.

     Over this ten year period, household growth in the Albuquerque area, anticipated market penetration percentages, and system operating performance expectations were used to project the system's operating profits.

     Income taxes were deducted from the projected operating profits to determine after-tax net income. Depreciation and amortization expenses were added back to the after-tax income stream and projected capital expenditures were subtracted to calculate the system's net after-tax cash flow.

     The stream of annual cash flow was adjusted to present value using a discount rate appropriate for the cable television industry. The discount rate used is based upon an after-tax rate calculated for the cable television industry.

     Additionally, it was necessary to project the system's residual value at the end of the ten year projection period. In order to determine this value, an operating cash flow multiple was applied to the system's 2007 operating cash flow projection. The terminal value represents the hypothetical value of the system at the end of the projection period. Taxes were deducted from the indicated terminal value. The net terminal value was then discounted to present value.

     The results of these approaches are considered and given appropriate weight in the consolidation portion of the analysis. In order to verify the results of the discounted cash flow analysis, the appraiser also utilized a comparable sales approach, relying upon an analysis of subscriber multiples. The results of this analysis support the conclusion resulting from application of the income approach.

CONCLUSION
----------

     Based upon the application of the income and market approaches, the indicated fair market value of the non-current assets of the Albuquerque System as of April 30, 1997 is determined to be $221,349,800.

     Recipients of this report agree that all of the information contained herein is of a confidential nature. This report may not, in whole or in part, be reproduced or distributed to others. Each recipient agrees to treat it in a confidential manner, and will not, directly or indirectly, disclose or permit its agents or affiliates to disclose any such information without the consent of Bond & Pecaro, Inc.

     This analysis is based upon a number of projections. Projections are inherently subject to varying degrees of uncertainty. Their accuracy depends, among other things, upon the reliability of the underlying assumptions and the occurrence of events beyond the control of Bond & Pecaro, Inc.

     Certain information and assumptions are based upon historical industry data. Some of the assumptions set forth inevitably will prove not to have been correct. Consequently, the results of operations will vary from those set forth in the projections and such variations may be material.

     Bond & Pecaro, Inc. makes no representations or warranties as to the accuracy or completeness of the information or projections and assumptions contained herein, or otherwise furnished in connection with this analysis. Neither Bond & Pecaro, Inc. nor its personnel assume any liability for damages, direct or indirect, arising out of or related to this report, the information or assumptions or projections contained herein, any omissions from this report, or any information otherwise provided regarding this report.

     Neither this firm nor any of its employees has any present or anticipated economic interest in the Cable TV Fund 12 cable television system or The Jones Group, Ltd. The compensation received by the firm was in no way contingent upon the values or the conclusions developed herein.

     This appraisal was prepared for The Jones Group, Ltd. in connection with internal management requirements. The report is not to be otherwise cited or disseminated without the prior written consent of Bond & Pecaro, Inc.

     All information and conclusions contained in this report are based upon the best knowledge and belief of the undersigned, whose qualifications are attached hereto.


BOND & PECARO, INC.
1201 Connecticut Ave., N.W.             BY /s/ James R. Bond, Jr.
Suite 450                                  -----------------------
Washington, D.C. 20036                         James R. Bond, Jr.
(202) 775-8870
June 20, 1997
                                        BY /s/ Julie A. Kroskin
                                           -----------------------
                                               Julie A. Kroskin


                                        BY /s/ Tracy A. Hogan
                                           -----------------------
                                               Tracy A. Hogan

                    CABLE TV FUND 12 CABLE TELEVISION SYSTEM

                            ALBUQUERQUE, NEW MEXICO

              APPRAISAL OF NON-CURRENT ASSETS AS OF APRIL 30, 1997

                    CABLE TV FUND 12 CABLE TELEVISION SYSTEM
                    ----------------------------------------
SYSTEM BACKGROUND
-----------------

     The Albuquerque System serves the City of Albuquerque; the Villages of Corrales, Bosque Farms, Los Ranchos de Albuquerque, North Valley, Paradise Hills, Peralta, South Valley, and Taylor Ranch; the Town of Bernalillo; unincorporated portions of the Counties of Bernalillo, Sandoval, and Valencia; and the Kirkland Air Force Base, in New Mexico.

     The technical operations of the Albuquerque System are conducted at five sites. These consist of an office facility located at 4611 Montbell Place in Albuquerque, an advertising office at 1700 Louisiana Street in Albuquerque, and headend facilities located in Albuquerque, Bernalillo, and Bosque Farms, New Mexico.

CABLE TV FUND 12 HISTORICAL PERFORMANCE
---------------------------------------

     The Albuquerque System financial statements were provided for the years ending 1994, 1995, 1996, and projections for 1997. As shown in Table 1, the system's net revenues increased from approximately $41.8 million in 1994 to $49.5 million in 1996, reflecting a compound annual growth rate of approximately 8.8%. System revenues are projected to be $55.6 million in 1997.

     Operating cash flow at the Albuquerque System increased at an average annual rate of approximately 9% during the 1994 to 1996 period. The system's operating profit margin remained relatively constant between 1994 and 1996, varying between 42.1% and 45.0%.

                                    TABLE 1
                                    -------
               HISTORICAL CABLE TV FUND 12 FINANCIAL PERFORMANCE
                      (Dollar Amounts Shown in Thousands)



                              Projected
                                 1997       1996        1995        1994
                              ---------- ----------  ----------  ----------

System Net Revenue            $55,571.2   $49,488.0   $46,256.5   $41,798.1

Total Operating Expenses      $32,199.1   $28,558.2   $25,444.2   $24,188.6

Operating Cash Flow           $23,372.1   $20,929.8   $20,812.3   $17,609.5

Operating Cash Flow Margin        42.1%       42.3%       45.0%       42.1%

Source: The Jones Group, Ltd. financial statements for years ending 1994, 1995, 1996, and projections for the year 1997.

DEMOGRAPHIC PROFILE
-------------------
     According to Broadcasting & Cable Yearbook 1997, the Albuquerque System is
                  ----------------------------------
located within the Albuquerque-Santa Fe DMA,/1/ which ranks 48th in the country by Nielsen.

     Population, income, retail sales, employment composition, and other economic characteristics of the Albuquerque-Santa-Fe market were considered in this analysis.


POPULATION GROWTH
-----------------

     The current and projected populations of the Albuquerque-Santa-Fe market are shown in Table 2. In 1995, the Albuquerque-Santa-Fe market population was approximately 665,600. The population of the market area is projected to increase at an annual rate of 1.6% through the year 2000, based upon forecasts contained in Market Statistics Demographics USA 1996, County Edition. This
                               -------------------------------------
mirrors the projected annual rate of population growth for the State of New Mexico, and is above the 0.8% annual increase projected for the United States.

---------------------------
/1/ Nielsen Media Research defines a DMA as a "group of counties in which stations in the metro area receive the largest audience share. DMAs are non-overlapping areas used for planning, buying, and evaluating television audiences. Each county in the United States is assigned to only one DMA."

INCOME GROWTH
-------------

     Summary income data for the Albuquerque-Santa-Fe market are also contained in Table 2. Current income levels and projected growth rates for the market are compared with averages for the State of New Mexico and for the United States.

     Total Effective Buying Income ("EBI")/1/ in the Albuquerque-Santa-Fe market during the 1995-2000 period is projected to increase from approximately $9.6 billion to $12.8 billion. Per capita EBI is projected to increase from $14,383 to $17,792 over the same period. EBI per household is approximately 12.3% higher than the average for the State of New Mexico but almost 5.8% lower than the national average.

     The projected income growth rate for the Albuquerque-Santa-Fe market is well above that of the state and nation. The per capita and per household income growth rates for the Albuquerque-Santa-Fe market are also higher than state and national levels.

RETAIL SALES GROWTH
-------------------

     Retail sales data provide additional information regarding economic activity in the Albuquerque-Santa-Fe market. As reflected in Table 2, total, per capita, and per household retail sales for the market are projected to grow at compound annual rates of 6.0%, 4.3%, and 4.0%, respectively, during the 1995-2000 period.

--------------------------
/1/    EBI is defined by Market Statistics Demographics USA 1996, County
                                           -----------------------------
       Edition as "personal income less personal tax and non-tax payments."
       -------

     Projected retail sales in the area are compared to those for the State of New Mexico and the United States. Using these measures, the total retail sales growth in the Albuquerque-Santa-Fe market exceeds state and national averages. For example, total retail sales growth during the 1995-2000 period is expected to average 6.0% in the Albuquerque-Santa-Fe market, compared to 5.6% in the State of New Mexico, and 4.0% in the United States as a whole. Retail sales per capita of $10,015 in the market are well above the national average of $8,891 and also the New Mexico average of $8,606.

EMPLOYMENT COMPOSITION
----------------------

     Major employers in the Albuquerque DMA include the Albuquerque Public Schools (10,596 employees), the University of New Mexico (6,228 employees), and Sandia National Labs (7,488 employees).

          The estimated unemployment rate in the Albuquerque-Santa-Fe market as of April 1997 was 4.0%, representing a significant decline from a 5.0% level at the end of 1996./1/ The current rate is considerably lower than the 6.3% unemployment rate for the State of New Mexico and the 4.9% national average.

-----------------------
/1/  Unemployment data from the Bureau of Labor Statistics.

                                    TABLE 2
                                    -------

     DEMOGRAPHIC AND ECONOMIC PROJECTIONS FOR THE ALBUQUERQUE-SANTA FE DMA,
                 THE STATE OF NEW MEXICO, AND THE UNITED STATES

                                                                          Annual
                                                      1995          2000  Change
                                                      ----          ----  ------
POPULATION
  (THOUSANDS)                    Albuquerque         665.6         721.9    1.6%
                                 New Mexico        1,700.4       1,840.2    1.6%
                                        U.S.     264,900.9     276,107.0    0.8%
HOUSEHOLDS
  (THOUSANDS)                    Albuquerque         250.2         274.7    1.9%
                                 New Mexico          609.2         668.3    1.9%
                                        U.S.      97,647.4     102,813.1    1.0%
AVERAGE HOUSEHOLD SIZE
                                 Albuquerque           2.7           2.6   -0.8%
                                 New Mexico            2.8           2.8    0.0%
                                        U.S.           2.7           2.7    0.0%
TOTAL EFFECTIVE BUYING INCOME
  (MILLIONS)                     Albuquerque  $    9,573.5  $   12,843.9    6.1%
                                 New Mexico       20,753.5      27,222.4    5.6%
                                        U.S.   3,964,285.1   4,832,437.7    4.0%
EBI PER CAPITA
                                 Albuquerque  $     14,383  $     17,792    4.3%
                                 New Mexico         12,205        14,793    3.9%
                                        U.S.        14,965        17,502    3.2%
EBI PER HOUSEHOLD
                                 Albuquerque  $     38,263  $     46,756    4.1%
                                 New Mexico         34,067        40,734    3.6%
                                        U.S.        40,598        47,002    3.0%
TOTAL RETAIL SALES
  (MILLIONS)                     Albuquerque  $    6,666.2  $    8,921.1    6.0%
                                 New Mexico       14,633.7      19,171.5    5.6%
                                        U.S.   2,355,241.6   2,871,024.8    4.0%
RETAIL SALES PER CAPITA
                                 Albuquerque  $     10,015  $     12,358    4.3%
                                 New Mexico          8,606        10,418    3.9%
                                        U.S.         8,891        10,398    3.2%
RETAIL SALES PER HOUSEHOLD
                                 Albuquerque  $     26,644  $     32,476    4.0%
                                 New Mexico         24,021        28,687    3.6%
                                        U.S.        24,120        27,925    3.0%

Source:    Market Statistics Demographics USA 1996, County Edition.
                             -------------------------------------

MEDIA OVERVIEW
--------------

     The Albuquerque System faces competition from area television stations, local radio stations, newspapers, direct broadcast satellite systems (DBS), and videocassette rental outlets for audience share and advertising revenues.

     There are 10 commercial television stations operating in the Albuquerque-Santa-Fe market:

-------------------------------------------------------------------
Call Letters                    Channel                 Affiliation
------------                    -------                 -----------
KKTO                               2                    Fox

KOB-TV                             4                    NBC

KOAT-TV                            7                    ABC

KCHF                              11                    Independent

KRQE                              13                    CBS

KNAT                              23                    Independent

KRPV                              27                    Independent

KHFT                              29                    Independent

KLUZ-TV                           41                    Independent

KASC                              50                    Independent
-------------------------------------------------------------------

     Of the radio stations licensed to the Albuquerque-Santa-Fe market, 24 achieved a measurable audience share in the last Arbitron rating period, as reported in Duncan's American Radio, Fall 1996. These include six AM radio
                     -------------------------
stations and 18 FM radio stations.

     The Albuquerque-Santa-Fe market is also served by the following cable television operators: TCI Cablevision of New Mexico, Inc. (17,218 subscribers) and Santa Fe Cablevision Co., (16,973 subscribers). The major daily newspaper serving the area is the

Albuquerque Journal, with a total circulation of 113,235 daily and 164,021 on
-------------------
Sundays. Three DBS systems are active in the Albuquerque-Santa-Fe market:
DirecTV, EchoStar, and PrimeStar. Additionally, there are 69 videocassette rental outlets in the Albuquerque area.


MARKET ANALYSIS
---------------

HOMES PASSED
------------

     The initial parameter upon which the discounted cash flow projection is based is homes passed, or "passings." Two factors affect the number of homes passed, new plant construction and household growth. Plant expansion improves system coverage by allowing the system to offer service to previously unserved areas. Household growth is the result of new construction and occupancies in areas that are already served by the system.

     It has been assumed that the number of households in the Albuquerque System franchise area will increase at a rate equivalent to the average growth projected for the areas served by the system as a whole, or approximately 1.9% per year.

BASIC AND EXPANDED BASIC PENETRATION
------------------------------------

     Basic and expanded basic subscriber penetration at the system are currently 48.2% and 96.8% (expressed as a ratio of basic subscribers), respectively. System basic penetration has shown modest but consistent growth during the past three years. It is likely that basic and expanded basic penetration will continue to demonstrate a modest growth trend over the projected 10 year period.

     For the purpose of this analysis, the appraiser has assumed that basic subscriber penetration will gradually increase from its current level to approximately 71.6% by 2007, as shown in Table 3. Basic subscribers at the system are projected to increase at an annual rate of 6.0% through the year 2007. Expanded basic subscriber penetration has been projected to remain at a 96.8% ratio of basic subscribers through 2007. These rates are derived from the historical and anticipated performance of the system, as reflected in management projections, and expectations for the cable television industry in general.

PAY PENETRATION
---------------

     As of April 30, 1997, pay penetration at the Albuquerque System attained a level of 54.1%. Pay penetration is projected to increase from 55% at the end of 1997 to approximately 64.0% by 2007, as indicated in Table 3. This estimate is reasonable in light of the historical performance of the system, as reflected in management projections, and expectations for the anticipated performance of the cable television industry in general.

RATES
-----
     System service rates are projected in Table 4. These are based upon prevailing rates in the Albuquerque System with provisions for anticipated increases, where appropriate.

     As of April 30, 1997, monthly service rates ranged from $8.77 to $10.49 for basic service, $11.97 to $16.13 for expanded basic service, $5.95 to $11.50 for each pay service, and $3.40 to $3.57 for each addressable converter (with remote control unit rentals). Installation fees ranged from $17.34 to $36.75, depending upon the type of installation service performed.

     Due to regulatory and competitive restrictions, service rates for basic and expanded basic services are expected to grow with inflation, while premium channel service rates are expected to remain relatively flat. These assumptions are consistent with industry expectations for service rate growth.

                                    TABLE 3
                                    -------

        CABLE TV FUND 12 CABLE TELEVISION SYSTEM SUBSCRIBER PROJECTIONS


                                1997      1998      1999      2000      2001      2002      2003      2004      2005
                                ----      ----      ----      ----      ----      ----      ----      ----      ----
Subscribers
Homes Passed/1/              238,240   242,767   247,379   252,080   256,869   261,750   266,723   271,791   276,955
Basic Subscribers:
   Beginning of Year         112,603   117,157   124,186   131,637   139,535   147,907   156,781   166,188   176,159
   Net Additions               4,554     7,029     7,451     7,898     8,372     8,874     9,407     9,971    10,570
   End of Year               117,157   124,186   131,637   139,535   147,907   156,781   166,188   176,159   186,729
Average Basic                114,880   120,672   127,912   135,586   143,721   152,344   161,485   171,174   181,444
 Subscribers/2/

Tier 1 Subscribers           113,408   120,212   127,425   135,070   143,174   151,764   160,870   170,522   180,754
 (EOY)/2/
Premium Subscribers (EOY)     64,436    69,420    74,770    80,512    86,674    93,285   100,378   107,985   116,145

Basic Service Penetration       49.2%     51.2%     53.2%     55.4%     57.6%     59.9%     62.3%     64.8%     67.4%
Tier 1 Penetration (% Subs.)    96.8%     96.8%     96.8%     96.8%     96.8%     96.8%     96.8%     96.8%     96.8%
Premium Penetration (% Subs.)   55.0%     55.9%     56.8%     57.7%     58.6%     59.5%     60.4%     61.3%     62.2%

                                2006      2007
                                ----      ----

Subscribers
Homes Passed/1/              282,217   287,579
Basic Subscribers:
   Beginning of Year         186,729   197,933
   Net Additions              11,204     8,004
   End of Year               197,933   205,937
Average Basic
 Subscribers/2/              192,331   201,935

Tier 1 Subscribers
 (EOY)/2/                    191,599   199,347
Premium Subscribers (EOY)    124,896   131,800

Basic Service Penetration       70.1%     71.6%
Tier 1 Penetration (% Subs.)    96.8%     96.8%
Premium Penetration (% Subs.)   63.1%     64.0%

Note:  1997 projections adjusted for a partial year.

------------------------------------

/1/ Number of households in the Albuquerque area are projected to increase at 1.9% per year. See text.

/2/ Basic and expanded subscribers are projected to increase at an annual rate of 6.0%. See text.

                                    TABLE 4
                                    -------

          CABLE TV FUND 12 CABLE TELEVISION SYSTEM REVENUE PROJECTIONS
                      (Dollar Amounts Shown in Thousands)

                                  1997       1998       1999       2000       2001       2002       2003       2004
                                  ----       ----       ----       ----       ----       ----       ----       ----
Service Revenue:
Basic Service Revenue        $14,130.2  $15,219.1  $16,531.3  $17,962.4  $19,523.1  $21,206.3  $23,040.6  $25,039.3
Tier 1 Service Revenue        20,763.3   22,357.4   24,293.2   26,396.5   28,681.4   31,163.1   33,858.3   36,784.5
Basic Commercial & Pay
 Revenue/1/                    1,220.7    1,251.2    1,282.5    1,314.6    1,347.5    1,381.2    1,415.7    1,451.1
Premium Service Revenue        6,716.1    7,172.0    7,725.7    8,320.0    8,957.8    9,642.2   10,376.5   11,164.1
Pay Per View Revenue/2/        1,754.6    1,973.9    2,220.6    2,498.2    2,810.5    3,161.8    3,557.0    4,001.6
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
   Subtotal Service Revenue  $44,584.9  $47,973.6  $52,053.3  $56,491.7  $61,320.3  $66,554.6  $72,248.1  $78,440.6

Other Revenue:
Advertising Revenue          $ 4,588.9  $ 5,162.5  $ 5,807.8  $ 6,533.8  $ 7,350.5  $ 8,269.3  $ 9,303.0  $10,465.9
Installation                     702.7      720.3      738.3      756.8      775.7      795.1      815.0      835.4
Equipment Rentals              1,483.6    1,632.0    1,795.2    1,974.7    2,172.2    2,389.4    2,628.3    2,891.1
Franchise Fees/3/              1,910.5    2,025.2    2,146.7    2,275.5    2,412.0    2,556.7    2,710.1    2,872.8
FCC Pass Thru Revenue/3/          63.4       67.2       71.2       75.5       80.0       84.8       89.9       95.3
Other Revenue                  1,672.6    1,839.9    2,023.9    2,226.3    2,448.9    2,693.8    2,963.2    3,259.5
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
   Subtotal Other Revenue    $10,421.7  $11,447.1  $12,583.1  $13,842.6  $15,239.3  $16,789.2  $18,509.6  $20,420.0
Total Revenue                $55,006.6  $59,420.7  $64,636.4  $70,334.3  $76,559.6  $83,343.8  $90,757.7  $98,860.6


                                  2005       2006       2007
                                  ----       ----       ----
Service Revenue:
Basic Service Revenue        $27,194.8  $29,542.0  $31,792.6
Tier 1 Service Revenue        39,961.2   43,408.9   46,725.9
Basic Commercial & Pay
 Revenue/1/                    1,487.4    1,524.6    1,562.7
Premium Service Revenue       12,008.9   12,915.0   13,753.8
Pay Per View Revenue/2/        4,501.8    5,064.5    5,697.6
                             ---------  ---------  ---------
   Subtotal Service Revenue  $85,154.1  $92,455.0  $99,532.6

Other Revenue:
Advertising Revenue          $11,774.1  $13,245.9  $14,901.6
Installation                     856.3      877.7      899.6
Equipment Rentals              3,180.2    3,498.2    3,848.0
Franchise Fees                 3,045.1    3,227.8    3,421.5
FCC Pass Thru Revenue            101.0      107.1      113.5
Other Revenue                  3,585.5    3,944.1    4,338.5
                            ----------  --------- ----------
   Subtotal Other Revenue   $ 22,542.2  $24,900.8  $27,522.7
Total Revenue               $107,696.3 $117,355.8 $127,055.3

------------------------------------


/1/ Basic commercial and pay revenue projected to increase at a 2.5% annual rate.

/2/  Pay Per View revenue projected to increase at a 12.5% annual rate.

/3/ Franchise Fees and FCC Pass Through Revenue projected to increase based upon a subscriber growth rate of 6%. See text.

THE CABLE TV FUND 12 CABLE TELEVISION SYSTEM DISCOUNTED CASH FLOW ANALYSIS
-------------------------------------------------------------------------

SYSTEM REVENUE PROJECTIONS
--------------------------

     Most of the revenue projections appearing in Table 4 are calculated by multiplying the number of subscribers to a particular level of service by the projected rate.

     Commercial service revenue is projected to increase at an annual rate of 2.5%, based upon management expectations for the system. Similarly, pay-per-view service revenue is projected to increase at a 12.5% annual rate through 2007, based upon management's projections.

     Commercial advertising revenue is projected to increase at a 12.5% annual rate through 2007. Annual installation revenue was projected to grow at a compound annual rate of 2.5% during the projection period. Equipment rental revenues, as well as other revenues, are also projected to increase by 10% annually through 2007.

     As indicated in Table 4, total system revenues are projected to increase from $55.0 million in 1997 to $127.1 million in 2007.

OPERATING PROFIT MARGINS
------------------------

     Operating profit margins are based upon historical operating performance of the Albuquerque System. Operating profits are defined as profit before interest, depreciation, tax, and corporate allocation charges. During the past three years, system operating profit margins have been within the 42.1% to 45.0% range. For the purposes of this analysis, the system's 1996 operating profit margin of 42.3% has been used.

DEPRECIATION
------------

      Depreciation expense for each year has been determined using the MACRS schedule for Five, Seven, 15, and 39 Year Property, based upon the reported cost of fixed assets present at the system.

FEDERAL, STATE, AND LOCAL TAX RATES
-----------------------------------

     An estimated tax rate of 38.1% was applied to the projected taxable income of the system. This estimated rate reflects the effective combined federal, state, and local tax rates in effect on April 30, 1997.

SUBSEQUENT CAPITAL EXPENDITURES
-------------------------------

     Subsequent annual capital expenditures were estimated to approximate $13.4 million annually, based upon management projections. These expenditures are necessary in order to replace assets that become irreparable, technically obsolete, or for other reasons are no longer useful to the system. In addition, as the system matures, additional equipment and facilities will be necessary to improve and expand its productive capacity.

NET AFTER-TAX CASH FLOW
-----------------------

     Net after-tax cash flow was determined in two steps. After taxes were subtracted from the system's taxable income, non-cash depreciation expenses were added back to net income to yield after-tax cash flow. From the after-tax cash flow, the provision for subsequent capital expenditures was deducted to calculate net after-tax cash flows.

DISCOUNT RATE
-------------

     A discount rate of 12% was used to calculate the present value of the net after-tax cash flows. In order to account for the risk associated with investments in the cable television industry and the system in particular, a premium was added to a base discount rate to develop the 12% rate employed in this analysis. The base rate reflects application of the Weighted Average Cost of Capital ("WACC") model.

RESIDUAL CASH FLOW MULTIPLE
---------------------------

     The residual cash flow multiple refers to the factor used to estimate the system's value at the end of the projection period. A multiplier of 10 was applied to the Year 10 operating cash flow. Generally, multiples used in the valuation of cable television systems of this type range from 8.0 to 12.0 times operating cash flow, depending upon market conditions and profit potential. Exceptional circumstances will warrant multiples outside of this range.

     The selected multiple of 10 was used to estimate the value of the system at the end of the investment period. This multiple reflects the state of the market for cable television systems as of April 30, 1997, tempered by the economic conditions of the system's franchise service area, the necessity for a system rebuild, the uncertainty introduced by re-regulation of the cable television industry, and the prospects for increased competition from wireless cable companies and DBS operators.

PRESENT VALUE OF RESIDUAL
-------------------------
     In the analysis, capital gains taxes were deducted from the discounted terminal value at a rate of 38.1%. This result was then discounted for present value using a rate of 12%.

     The results of the discounted cash flow analysis are summarized in Tables 5 and 6. Based upon the assumptions outlined above, the indicated fair market value of the system's non-current assets is $221,349,800. This value incorporates the cumulative present value of the net after-tax cash flow of $102,873,500 and the discounted residual value of $118,476,300.

                                    TABLE 5
                                    -------

     CABLE TV FUND 12 CABLE TELEVISION SYSTEM DISCOUNTED CASH FLOW ANALYSIS
                      (Dollar Amounts Shown in Thousands)


                                   1997         1998         1999         2000         2001         2002         2003
                                   ----         ----         ----         ----         ----         ----         ----
Projected System
 Revenues/1/                 $55,006.60   $59,420.70   $64,636.40   $70,334.30   $76,559.60   $83,343.80   $90,757.70
Operating Profit
 Margin/2/                         42.3%        42.3%        42.3%        42.3%        42.3%        42.3%        42.3%
Operating Cash Flow/3/       $ 23,267.8   $ 25,135.0   $ 27,341.2   $ 29,751.4   $ 32,384.7   $ 35,254.4   $ 38,390.5
Less:  Depreciation            21,157.9     30,540.4     28,365.1     26,924.4     26,331.5     27,065.6     27,813.4
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
Taxable Income               $  2,109.9    ($5,405.4)   ($1,023.9)  $  2,827.0   $  6,053.2   $  8,188.8   $ 10,577.1
Taxes                             803.9     (2,059.5)      (390.1)     1,077.1      2,306.3      3,119.9      4,029.9
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income                   $  1,306.0    ($3,345.9)     ($633.8)  $  1,749.9   $  3,746.9   $  5,068.9   $  6,547.2
Add Back:  Depreciation        21,157.9     30,540.4     28,365.1     26,924.4     26,331.5     27,065.6     27,813.4
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net After-Tax Cash Flow      $ 15,140.7   $ 27,194.5   $ 27,731.3   $ 28,674.3   $ 30,078.4   $ 32,134.5   $ 34,360.6
Capital Expenditures/4/         9,031.6     13,400.0     13,400.0     13,400.0     13,400.0     13,400.0     13,400.0
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net After-Tax Cash Flow      $  6,109.1   $ 13,794.5   $ 14,331.3   $ 15,274.3   $ 16,678.4   $ 18,734.5   $ 20,960.6
Present Value Net
 After-Tax Cash Flow         $  5,880.2   $ 12,076.0   $ 11,201.7   $ 10,659.7   $ 10,392.5   $ 10,422.9   $ 10,411.9
Cumulative Present Value
 Net After-Tax Cash Flow     $  5,880.2   $ 17,956.2   $ 29,157.9   $ 39,817.6   $ 50,210.1   $ 60,633.0   $ 71,044.9
Cumulative Present Value
 Net After-Tax Cash Flow     $102,873.5
                             ==========


                                   2004          2005          2006          2007
                                   ----          ----          ----          ----
Projected System
 Revenues/1/                 $98,860.60   $107,696.30   $117,355.80   $127,055.30
Operating Profit
 Margin/2/                         42.3%         42.3%         42.3%         42.3%
Operating Cash Flow/3/       $ 41,818.0   $  45,555.5   $  49,641.5   $  53,744.4
Less:  Depreciation            26,170.1      23,934.3      23,934.2      22,643.6
                             ----------   -----------   -----------   -----------
Taxable Income               $ 15,647.9   $  21,621.2   $  25,707.3   $  31,100.8
Taxes                           5,961.8       8,237.7       9,794.5      11,849.4
                             ----------   -----------   -----------   -----------
Net Income                   $  9,686.1   $  13,383.5   $  15,912.8   $  19,251.4
Add Back:  Depreciation        26,170.1      23,934.3      23,934.2      22,643.6
                             ----------   -----------   -----------   -----------
Net After-Tax Cash Flow      $ 35,856.2   $  37,317.8   $  39,847.0   $  13,657.8
Capital Expenditures/4/        13,400.0      13,400.0      13,400.0       4,368.4
                             ----------   -----------   -----------   -----------
Net After-Tax Cash Flow      $ 22,456.2   $  23,917.8   $  26,447.0   $   9,289.4
Present Value Net
 After-Tax Cash Flow         $  9,959.7   $   9,471.4   $   9,350.8   $   3,046.7
Cumulative Present Value
 Net After-Tax Cash Flow     $ 81,004.6   $  90,476.0   $  99,826.8   $ 102,873.5

------------------------------------------
/1/     See Table 4.

/2/ Based upon actual year end 1996 system operating cash flow margin. See text.

/3/     1997 and 2007 net after-tax cash flows adjusted for partial years.

/4/     1997 and 2007 capital expenditures adjusted for partial years.

                                    TABLE 6
                                    -------

             VALUATION OF CABLE TV FUND 12 CABLE TELEVISION SYSTEM
                               (INCOME APPROACH)
                      (Dollar Amounts Shown in Thousands)




     Year 10 Operating Cash Flow/1/                       $ 53,744.4

     10 X Cash Flow Multiple/2/                            537,444.0

     Capital Gains Tax                                     169,474.7
                                                          ----------

     Future Residual Value                                $367,969.3

     Discounted to Present Value @ 12%                    $118,476.3

     Plus:  Cumulative Present Value
              Net After-Tax Cash Flow/1/                   102,873.5
                                                          ----------

     Valuation of Albuquerque System (Income Approach)    $221,349.8
                                                          ==========

---------------------------------------
/1/     See Table 5.

/2/     See text.

COMPARABLE SALES ANALYSIS
-------------------------

     The value of $221.3 million yielded by the discounted cash flow analysis of the Albuquerque System corresponds to a 10.6 times multiple of the system's 1996 cash flow. This multiple is slightly above the range of prices paid by purchasers of similar cable properties but is consistent with the expectation of increased revenues in the Albuquerque area and continued above average market growth.

     In recent years, there have been many sales of cable television systems in the United States. Table 7 identifies six cable television system sales which occurred within the past year. These sales have been selected based upon their comparability to the Albuquerque System. The prices paid for these comparable systems range from $5.5 million to $171.2 million.

     As shown in Table 7, the price per subscriber has been computed for each of these sales. This measure is calculated by dividing the reported purchase price of the cable television system by the total number of basic subscribers. The average price per subscriber paid for the six comparable cable television system sales transactions listed in Table 7 is approximately $1,971.

                                    TABLE 7
                                    -------

                    CABLE TELEVISION SYSTEM COMPARABLE SALES



                                                                                         Price
                                                                                Price   Per Sub
Date         Location          Seller            Buyer                          (mil.)    (000)
----         --------          ------            -----                          -----   -------
Oct.  96     Roseville, CA     Jones 87-A        Roseville Cable               $ 31.0    $1,938
Sept. 96     Rosenburg, TX     Jones Spacelink   TCI                              5.5     1,896
Jan.  97     Palo Alto, CA     Palo Alto Co-Op.  Sun Country Cable               54.1     2,042
Jan.  97     Jonesburo, AR     TCI               TCA                             41.0     2,000
Feb.  97     Independence, MO  Jones Intercable  Jones Intercable               171.2     2,004
Feb.  97     Hickory, NC       Prime Cable       Charter Communications, Inc.    68.1     1,946
                                                                               ------    ------

                                                 Average                       $ 61.8    $1,971
                                                                               ======    ======


Source: Announced cable television sales data from Paul Kagan Associates Cable TV Investor.
         -----------------

Note:    Price per subscriber calculations may show slight rounding discrepancy.

                    CABLE TV FUND 12 CABLE TELEVISION SYSTEM

                            ALBUQUERQUE, NEW MEXICO

              APPRAISAL OF NON-CURRENT ASSETS AS OF APRIL 30, 1997

                                   CONCLUSION
                                  -----------

     Based upon the application of the income approach, employing a discounted cash flow analysis, the fair market value of the non-current assets of the Cable TV Fund 12 cable television system was determined to be $221,349,800.

     Assumptions employed in this analysis include subscriber growth, system revenue projections, and operating profit margins. These assumptions and the results of the discounted cash flow analysis were confirmed through an independent analysis of comparable sales transactions.

                                   EXHIBIT A

   QUALIFICATIONS OF JAMES R. BOND, JR., JULIE A. KROSKIN, AND TRACY A. HOGAN

                   PROFESSIONAL EXPERIENCE AND QUALIFICATIONS
                   ------------------------------------------

                               JAMES R. BOND, JR.
                               ------------------


James R. Bond, Jr. is a principal in the consulting firm of Bond & Pecaro, Inc., a Washington based consulting firm specializing in valuations, asset appraisals, and related financial services for the communications industry. In this capacity, he is routinely retained to examine and study economic issues which affect media businesses.

Before the formation of Bond & Pecaro, Inc., Mr. Bond was a Vice President with Frazier, Gross & Kadlec, Inc. Mr. Bond joined that firm in 1978, was appointed Manager of Asset Appraisal Services in 1979, and in 1982 was named Vice President. In this capacity he engaged in the development and preparation of asset appraisal reports for owners of broadcast and cable television properties.

Mr. Bond has been retained to appraise, for a fee, the assets of over 1,500 radio, television, radio common carrier, and cable television properties. He is a member of the Society of Broadcast Engineers (SBE), the Cable Television Tax Professionals Institute (CTTPI), and the Society of Cable Television Engineers
(SCTE). He is a member and director of the Broadcast and Cable Television Financial Management Association (BCFM), and serves on the National Association of Broadcasters (NAB) Tax Advisory Panel and Depreciation Task Force. Mr. Bond is a Certified Senior Radio Broadcast Engineer (SBE), a Certified Senior Television Broadcast Engineer (SBE), and holds an FCC First Class Radiotelephone Operator License.

He has testified as an expert witness in connection with numerous telecommunications valuation matters before federal, state, and local courts.

Mr. Bond received a Bachelor of Arts degree in Radio, Television, and Motion Pictures for the University of North Carolina at Chapel Hill in 1976. Mr. Bond also holds a Masters Degree in Business Administration for the University of Virginia in Charlottesville, Virginia.

                   PROFESSIONAL EXPERIENCE AND QUALIFICATIONS
                   ------------------------------------------

                                JULIE A. KROSKIN
                                ----------------


Julie A. Kroskin is an associate in the firm of Bond & Pecaro, Inc., a Washington based consulting firm specializing in valuations, asset appraisals, and related financial services for the communications industry.

Ms. Kroskin received a Bachelor of Arts degree in Radio, Television and Film from the University of Maryland at College Park.

Prior to her association with Bond & Pecaro, Inc., Ms. Kroskin worked as a customer and technical support representative at American Cablecom in Beltsville, Maryland.

                   PROFESSIONAL EXPERIENCE AND QUALIFICATIONS
                   ------------------------------------------

                                 TRACY A. HOGAN
                                 --------------


Tracy A. Hogan is an associate with the consulting firm of Bond & Pecaro, Inc., a Washington based consulting firm specializing in valuations, asset appraisals, and related financial services for the communications industry.

Ms. Hogan received a Bachelor of Arts degree Cum Laude in German, with distinction in her major field of study, from the University of Wisconsin at Eau Claire. Additionally, she minored in Telecommunications and Radio/Television Production.

Prior to her association with Bond & Pecaro, Inc., Ms. Hogan was station manager for the campus cable television station at the University of Wisconsin at Eau Claire. She has also worked in television and radio production.